CATALYST PAPER CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2009 and 2008

(unaudited)

CATALYST PAPER CORPORATION Consolidated Statements of Earnings and Comprehensive Income (Loss)
(Unaudited and in millions of dollars, except where otherwise stated)	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Sales	$263.4	$504.8	$907.4	$1,357.2

Operating expenses
Cost of sales	229.5	426.8	767.4	1,198.2
Selling, general and administrative	11.0	11.8	33.4	35.4
Restructuring (note 3)	–	13.1	16.5	28.9
Amortization	35.9	39.1	108.6	127.1
Impairment	–	–	–	136.5
	276.4	490.8	925.9	1,526.1
Operating earnings (loss)	(13.0)	14.0	(18.5)	(168.9)
Interest expense, net	(16.5)	(19.2)	(52.7)	(55.4)
Gain on cancellation of long-term debt	–	–	30.7	–
Foreign exchange gain (loss) on long-term debt	38.9	(10.8)	64.2	(28.7)
Other income (expense), net	(2.7)	0.2	(5.8)	2.5
Earnings (loss) before income taxes and non-controlling interest	6.7	(15.8)	17.9	(250.5)

Income tax expense (recovery)
Current	(0.5)	(0.3)	(1.1)	0.3
Future	(5.1)	(4.5)	(11.4)	(78.4)
	(5.6)	(4.8)	(12.5)	(78.1)

Net earnings (loss) before non-controlling interest	12.3	(11.0)	30.4	(172.4)
Non-controlling interest	0.9	0.1	1.9	(0.2)
Net earnings (loss)	13.2	(10.9)	32.3	(172.6)
Other comprehensive income (loss)	3.7	(0.9)	13.5	(12.7)
Comprehensive income (loss)	$16.9	$(11.8)	$45.8	$(185.3)
Basic and diluted earnings (loss) per share (in dollars)	$0.03	$(0.03)	$0.08	$(0.54)
Weighted average common shares outstanding (in millions)	381.8	381.8	381.8	320.8

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION Consolidated Balance Sheets
	September 30,	December 31,
(In millions of dollars)	2009	2008
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$90.6	$5.0
Accounts receivable (note 8 (a))	114.6	221.7
Inventories (note 4)	176.5	211.4
Prepaids and other	29.1	32.8
	410.8	470.9
Property, plant and equipment (note 5)	1,717.6	1,852.0
Other assets	77.4	100.5
	$2,205.8	$2,423.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$177.1	$269.4
Current portion of long-term debt	1.0	75.8
	178.1	345.2
Long-term debt (note 6)	793.8	882.9
Employee future benefits (note 7)	232.0	226.6
Other long-term obligations	13.8	13.3
Future income taxes	54.3	66.8
Deferred credits	18.2	18.6
	1,290.2	1,553.4

Shareholders’ equity
Share capital	1,035.0	1,035.0
Contributed surplus	14.4	14.6
Deficit	(142.4)	(174.7)
Accumulated other comprehensive income (loss)	8.6	(4.9)
	915.6	870.0
	$2,205.8	$2,423.4

Contingent liabilities (note 10)

Subsequent event (note 11)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Richard Garneau	Thomas S. Chambers
Director	Director

CATALYST PAPER CORPORATION Consolidated Statements of Shareholders’ Equity
(Unaudited and in millions of dollars, except where otherwise stated)	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Share capital
Number of shares outstanding, beginning of period	381,753,490	381,753,490	381,753,490	214,684,129
Number of shares issued under rights offering	–	–	–	167,069,361
Number of shares outstanding, end of period	381,753,490	381,753,490	381,753,490	381,753,490

Balance, beginning of period	$1,035.0	$1,035.0	$1,035.0	$913.9
Issue of common shares on rights offering, net of share issue costs	–	–	–	121.1
Balance, end of period	1,035.0	1,035.0	1,035.0	1,035.0

Contributed surplus
Balance, beginning of period	14.2	13.3	14.6	12.1
Stock option compensation expense	0.2	0.7	(0.2)	1.9
Balance, end of period	14.4	14.0	14.4	14.0

Retained earnings (deficit)
Balance, beginning of period	(155.6)	(115.3)	(174.7)	49.0
Adoption of new accounting standards	–	–	–	(2.6)
Net earnings (loss)	13.2	(10.9)	32.3	(172.6)
Balance, end of period	(142.4)	(126.2)	(142.4)	(126.2)

Accumulated other comprehensive income (loss)
Balance, beginning of period	4.9	1.8	(4.9)	13.6
Foreign currency translation adjustment of self-sustaining foreign subsidiaries, net of related hedging activities	(3.1)	1.4	(6.1)	1.5
Unrealized net gain (loss) on cash flow revenue hedges, net of tax	7.6	(2.0)	12.7	(4.8)
Reclassification of net (gain) loss on cash flow revenue hedges to net earnings (loss), net of tax	(0.8)	(0.3)	6.9	(9.4)
Balance, end of period	8.6	0.9	8.6	0.9
Total shareholders’ equity	$915.6	$923.7	$915.6	$923.7

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION Consolidated Statements of Cash Flows
(Unaudited and in millions of dollars)	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Cash flows provided (used) by
Operations
Net earnings (loss)	$13.2	$(10.9)	$32.3	$(172.6)
Items not requiring (providing) cash
Amortization	35.9	39.1	108.6	127.1
Impairment	–	–	–	136.5
Future income taxes	(5.1)	(4.5)	(11.4)	(78.4)
Foreign exchange (gain) loss on long-term debt	(38.9)	10.8	(64.2)	28.7
Gain on cancellation of long-term debt	–	–	(30.7)	–
Employee future benefits, expense over cash contributions	–	–	3.5	6.1
Increase (decrease) in other long-term obligations	(1.4)	2.2	(0.2)	4.3
Loss (gain) on sale of property, plant and equipment	1.4	(0.8)	4.1	(0.5)
Non-controlling interest	(0.9)	(0.1)	(1.9)	0.2
Change in lower of cost or net realizable value of inventories	(3.4)	1.2	(9.7)	(5.2)
Other	(8.7)	13.8	(21.7)	11.3
	(7.9)	50.8	8.7	57.5
Changes in non-cash working capital
Accounts receivable	22.4	(13.2)	107.0	(18.3)
Inventories	(0.1)	(11.8)	44.6	(4.2)
Prepaids and other	(3.2)	(4.8)	(2.0)	(5.0)
Accounts payable and accrued liabilities	(4.9)	(16.6)	(61.7)	(11.9)
	14.2	(46.4)	87.9	(39.4)
Cash flows provided by operations	6.3	4.4	96.6	18.1

Investing
Acquisition of Snowflake newsprint mill	–	(0.3)	–	(169.8)
Additions to property, plant and equipment	(1.0)	(12.1)	(6.8)	(28.4)
Proceeds from sale of property, plant and equipment	0.4	2.3	3.6	2.3
Decrease (increase) in other assets	0.1	(2.5)	1.9	(1.1)
Cash flows used by investing activities	(0.5)	(12.6)	(1.3)	(197.0)

Financing
Increase (decrease) in revolving loan and loan payable	25.0	113.6	(35.1)	112.7
Repayment of revolving operating loan	–	(93.5)	–	(47.1)
Repayment of long-term debt (note 6)	(75.7)	–	(75.7)	–
Proceeds from long-term debt (note 6)	95.0	–	95.0	–
Proceeds (payment) on termination of debt foreign currency contracts	(0.1)	–	34.7	–
Settlement on purchase of debt securities	–	–	(26.9)	–
Increase (decrease) in other long-term debt	(0.2)	(0.2)	(0.8)	3.9
Issue of shares, net of share issue costs	–	–	–	121.1
Deferred financing costs	(0.8)	(5.5)	(0.9)	(5.5)
Cash flows provided (used) by financing activities	43.2	14.4	(9.7)	185.1

Cash and cash equivalents, increase during period	49.0	6.2	85.6	6.2
Cash and cash equivalents, beginning of period	41.6	–	5.0	–
Cash and cash equivalents, end of period	$90.6	$6.2	$90.6	$6.2

Supplemental disclosures:
Income taxes paid (received)	$(0.3)	$(0.4)	$0.4	$0.1
Net interest paid	15.9	18.8	50.6	53.3

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION Consolidated Business Segments
(Unaudited and in millions of dollars)	Specialty printing papers	Newsprint	Pulp		Total

Three months ended September 30, 2009
Sales	$202.4	$61.0	$–	1	$263.4
Amortization	24.4	10.0	1.5		35.9
Operating earnings (loss)	9.4	(18.8)	(3.6)		(13.0)
Additions to property, plant and equipment	0.5	0.6	(0.1)		1.0

Three months ended September 30, 2008
Sales	$248.7	$148.9	$107.2	1	$504.8
Amortization	25.9	9.6	3.6		39.1
Operating earnings (loss)	14.6	11.9	(12.5)		14.0
Additions to property, plant and equipment	6.6	5.2	0.3		12.1

Nine months ended September 30, 2009
Sales	$612.8	$251.7	$42.9	1	$907.4
Amortization	70.4	33.1	5.1		108.6
Operating earnings (loss)	27.2	(33.9)	(11.8)		(18.5)
Additions to property, plant and equipment	3.8	2.9	0.1		6.8

Nine months ended September 30, 2008
Sales	$719.0	$320.9	$317.3	1	$1,357.2
Amortization	76.2	26.7	24.2		127.1
Impairment	–	–	136.5		136.5
Operating earnings (loss)	4.4	(7.0)	(166.3)		(168.9)
Additions to property, plant and equipment	10.0	16.3	2.1		28.4

1
Pulp sales are stated net of inter-segment pulp sales of $0.2 million for the three months ended September 30, 2009 ($9.4 million – three months ended September 30, 2008) and $13.3 million for the nine months ended September 30, 2009 ($28.4 million – nine months ended September 30, 2008).

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

1.	Basis of presentation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships.  In addition, the consolidated financial statements include the accounts of the Company's joint venture, Powell River Energy Inc. ("PREI"), a variable interest entity.  All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a basis consistent with those followed in the December 31, 2008 audited annual consolidated financial statements.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2008 audited consolidated financial statements and the notes thereto.

All dollar amounts referred to in the unaudited interim consolidated financial statements and the notes thereto reflect Canadian dollars unless otherwise stated.

2.	Segmented information

The Company operates in three business segments:

Specialty printing papers	– Manufacture and sale of mechanical specialty printing papers
Newsprint	– Manufacture and sale of newsprint
Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft ("NBSK") pulp (prior to November 18, 2008, pulp segment included manufacture of short-fibre NBSK pulp and white top linerboard)

The segments are managed separately.  Five manufacturing facilities, including a paper recycling facility, are located in the province of British Columbia, Canada and one manufacturing facility is located in Arizona, U.S.A.  Inter-segment sales consist of pulp transfers at cost.

3.	Restructuring costs

	Nine months ended September 30, 2009
	2007 initiatives	2008 initiatives	2009 initiatives	Total

Balance, beginning of period	$8.2	$8.1	$–	$16.3
Expensed in period	–	3.7	12.8	16.5
Disbursements	(7.2)	(7.9)	(4.0)	(19.1)
Other non-cash items	0.4	–	0.1	0.5
	1.4	3.9	8.9	14.2
Less: portion related to employee future benefits	–	–	(5.6)	(5.6)
Balance, end of period	$1.4	$3.9	$3.3	$8.6

Classification:
Accounts payable and accrued liabilities	$1.0	$3.5	$2.0	$6.5
Other long-term obligations	0.4	0.4	1.3	2.1
	$1.4	$3.9	$3.3	$8.6

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

4.	Inventories

	September 30, 2009	December 31, 2008
Finished goods
Specialty printing papers	$27.6	$25.6
Newsprint	6.6	8.7
Pulp	–	18.8
Total finished goods	34.2	53.1
Work-in-progress	0.5	1.7
Raw materials – wood chips, pulp logs and other	36.0	46.1
Operating and maintenance supplies and spare parts	105.8	110.5
	$176.5	$211.4

At September 30, 2009, the Company had applied inventory write-downs of $2.6 million (December 31, 2008 - $12.3 million), of which $0.8 million related to finished goods inventory (December 31, 2008 – $2.7 million) and $1.8 million to raw materials inventory (December 31, 2008 – $9.6 million) to reflect net realizable value.

For the three months ended September 30, 2009, the Company recorded a reversal of write-down to net realizable value in finished goods inventories of $0.6 million for newsprint (three months ended September 30, 2008 – $0.2 million write-down for pulp) and a reversal of write-down in raw materials of $2.7 million, comprising of $1.4 million for pulp and $1.3 million for newsprint (three months ended September 30, 2008 – $1.0 million write-down for pulp).

5.	Property, plant and equipment and measurement uncertainty

The Company’s paper machines at Elk Falls and one of two pulp lines at Crofton continue to be indefinitely curtailed. The Company is monitoring market and other conditions and will assess whether they improve sufficiently to allow these operations to be placed back into production.  To the extent that conditions do not improve to the levels necessary to restart these operations, an impairment charge may result in the future as a result of the Company’s assessment of recoverability of the carrying value of its assets.  As at September 30, 2009, the net book values for these assets were approximately $243 million for the Elk Falls paper site, and approximately $118 million for both lines at Crofton pulp operations.

6.	Long-term debt

	September 30, 2009	December 31, 2008
Recourse
Senior notes, 8.625% due June 2011 (US$354.2 million; December 31, 2008 – US$400.0 million)	$376.8	$485.1
Senior notes, 7.375% due March 2014 (US$250.0 million)	268.7	306.9
	645.5	792.0
Revolving asset based loan facility of up to $330.0 million due August 2013 with interest based on Canadian Prime/BA rates or U.S. Base/Prime/LIBOR rates	25.0	60.1
Capital lease obligations	11.4	12.2
	681.9	864.3
Non-recourse
First mortgage bonds, 6.387% due July 2009	–	74.9
First mortgage bonds, 6.45% due July 2016	94.1	–
Subordinated promissory notes	18.8	19.5
	112.9	94.4
Total debt	794.8	958.7
Less: current portion	(1.0)	(75.8)
	$793.8	$882.9

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

6.	Long-term debt … continued

Collateral provided on the $330.0 million revolving asset based loan facility ("ABL Facility") consists of accounts receivable, inventories and cash of the Company as well as a first charge on the property, plant and equipment of the Company's Snowflake mill.  Availability under the ABL Facility is determined by a borrowing base calculated primarily on balances of eligible accounts receivable and inventories, less certain reserves.  The ABL Facility includes financial covenants to (a) maintain shareholders’ equity above $639.0 million as at September 30, 2009, (b) maintain excess availability above $35 million, and (c) to not make capital expenditures in excess of 120% of the Company’s annual budget.  The minimum equity requirement of $639.0 million would be reduced by the amount of any non-cash write-downs of property, plant and equipment as a result of a permanent discontinuance of operations.  The borrowing base at September 30, 2009 was $151.5 million and after drawings of $25.0 million and outstanding letters of credit of $24.2 million, $102.3 million was available to the Company, in addition to cash on hand of $90.6 million.  The borrowing base at September 30, 2009 includes a reserve of $15.1 million for unpaid property taxes and associated penalties.

At September 30, 2009, the Company was in compliance with the covenants under both its ABL Facility and senior notes.  The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior note indentures, calculated on a 12-month trailing average, was 2.1:1 at September 30, 2009 (December 31, 2008 – 2.1:1).  When the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur to “permitted debt” under the senior notes.  Under the indenture for the 8.625% senior notes, “permitted debt” includes (a) the Company’s existing 8.625% notes and 7.375% notes, (b) a credit facility basket in an amount equal to the greater of (i) $725 million and (ii) the sum of 75% of the book value of the Company’s accounts receivable, 50% of the book value of the Company’s inventory and $290 million, against which in either case utilization under the Company’s $330 million ABL Facility is applied, (c) purchase money debt and capitalized lease obligations in an amount equal to 5.0% of the Company’s consolidated tangible assets, (d) a $40 million general basket, and (e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds.  The indenture for the 7.375% notes contains larger debt baskets, but while the 8.625% notes remain outstanding, the Company is bound by their more restrictive provisions.  Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $156.0 million and negative $131.0 million, respectively, as at September 30, 2009, as a result of accumulated losses in recent years (December 31, 2008 – negative $109.8 million and negative $84.8 million, respectively).  Under the senior note covenants, the Company cannot pay dividends or buy back shares unless the balance in these baskets is positive.

On July 24, 2009, PREI raised $95.0 million of 6.45% first mortgage bonds maturing on July 25, 2016 and non-recourse to the Company, to refinance $75.0 million of 6.387% non-recourse debt due on July 24, 2009.  The Company has a 50% interest in PREI and consolidates 100% of it as PREI is a variable interest entity in which the Company is the primary beneficiary.

As at September 30, 2009, the fair value of the Company’s total debt determined based on market prices for the debt, or management’s best estimate thereof, was $441.5 million (December 31, 2008 – $414.3 million) for the Company’s recourse debt and $115.2 million (December 31, 2008 – $95.8 million) for the Company’s non-recourse debt.

7.	Employee future benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments that are available to all salaried employees and to hourly employees not covered by union pension plans.  The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents.  For the three months and nine months ended September 30, 2009, the Company incurred a total post-retirement benefit cost of $10.7 million and $33.1 million, respectively (three months and nine months ended September 30, 2008 – $12.8 million and $37.8 million, respectively).

8.	Financial instruments

(a)	Financial risk management

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.  Cash and cash equivalents are designated as held for trading and recorded at fair market values.  Accounts receivable are designated as loans and receivables and are recorded at amortized cost.  Accounts payable and accrued liabilities and long-term debt are designated as other liabilities and recorded at amortized cost.  The Company has no non-derivative financial instruments classified as available for sale or held to maturity.  Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.  A summary of the Company’s financial risk management objectives can be found on pages 97 to 99 of the Company’s 2008 Annual Report.

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

8.	Financial instruments … continued

Accounts receivable

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing and commercial printing businesses.  Aging of receivables was as follows:

	September 30, 2009	December 31, 2008

Trade receivables, gross
Current	$97.3	$177.8
Past due 1-30 days	9.2	24.5
Past due 31-90 days	2.3	4.0
Past due over 90 days	0.5	0.3
	109.3	206.6
Allowance for doubtful accounts	(3.9)	(3.2)
Trade receivables, net	105.4	203.4
Other receivables, including goods and services tax recoverables	9.2	18.3
Accounts receivable	$114.6	$221.7

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	Nine months ended September 30, 2009	Year ended December 31, 2008

Balance, beginning of period	$3.2	$2.8
Increase in provision	1.1	3.1
Utilized in the period	(0.4)	(2.7)
Balance, end of period	$3.9	$3.2

(b)	Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call		Forward contracts
		Average rate		Average rate		Average rate
Term	US$millions	US$/C$	US$millions	US$/C$	US$millions	US$/C$

As at September 30, 2009
0 to 12 months	$263	0.9285	$175	0.8127	$27	0.8649
13 to 24 months	72	0.9338	72	0.8167	–	–
	$335	0.9297	$247	0.8139	$27	0.8649

As at December 31, 2008
0 to 12 months	$501	0.9553	$302	0.8810	$14	0.7805
13 to 24 months	55	0.9674	10	.8877	–	–
	$556	0.9565	$312	0.8812	$14	0.7805

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded in “Accumulated other comprehensive income (loss)” (“AOCI”), a component of shareholders’ equity. When the underlying transaction is recorded in earnings, the corresponding gain or loss on the hedged item is reclassified from AOCI to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.  At September 30, 2009, instruments having a notional principal of US$289 million are designated as hedging instruments.  At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $17.8 million (December 31, 2008 – negative $26.9 million).

At September 30, 2009, a commodity swap agreement to fix the spread between the sales price of newsprint and purchase price of old newspaper (“ONP”) within the next two months is outstanding for 2,000 tonnes.  This contract is not designated as a hedging instrument for accounting purposes and is reported at its fair value, which was $0.8 million at the end of the current quarter (December 31, 2008 – $0.7 million).

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

8.	Financial instruments … continued

(c)	Cost risk management instruments

The Company is party to commodity options and collars to hedge the purchase price of natural gas for 0.5 million gigajoules (“GJ”) (December 31, 2008 – 0.5 million GJ) within the next six months at rates averaging $6.63 per GJ.  These instruments are not designated as hedging instruments for accounting purposes and are reported at fair value.  At September 30, 2009 contract rates, the net amount the Company would receive to settle these commodity contracts is $0.1 million (December 31, 2008 – negative $0.8 million).

At September 30, 2009, commodity swap agreements to fix the purchase price of ONP within the next month are outstanding for 4,000 tonnes.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value which was $0.1 million at the end of the current quarter (December 31, 2008 – negative $0.9 million).

(d)	Long-term debt risk management instruments

At September 30, 2009, the Company had no long-term debt risk management instruments (December 31, 2008 – US$190 million).

9.	Comparative figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

10.	Contingent liabilities

(a)
The Company has a contingent liability on minimum take-or-pay obligations in respect of steam related to its 20-year Energy Services Agreement with Island Cogeneration No. 2 Inc. as described in the Company's December 31, 2008 audited consolidated financial statements, note 28, “Contingent liabilities”.  The Company estimates that the cost of the steam that it has been unable to take due to the force majeure event, as at September 30, 2009, was approximately $10 million (December 31, 2008 – approximately $4 million).

(b)
Due to on-going weak market conditions, the Company has continued to curtail certain operations at its Elk Falls and Crofton mills.  These curtailments have affected approximately 325 hourly employees at the Elk Falls mill and approximately 65 hourly employees at the Crofton mill through protracted lay-offs.   The labour agreement between the Company and union locals provides that if an hourly employee has been on lay-off for twelve months (lay-off is defined as having the opportunity to work less than 900 hours during the twelve month period), and, at the end of that twelve month period if the Company has no plan to re-employ the employee during the three months following, the affected employee has an option of requesting a severance payment.  Employees requesting a severance payment would lose their rights of recall under the agreement.  The labour agreement between the Company and Pulp, Paper and Woodworkers of Canada local 2 at Crofton, has similar provisions under which severance applies, although the 900 hour threshold does not apply.  The Company estimates that should the conditions giving rise to severance at Elk Falls and Crofton be met, the average potential severance payment would be approximately $55,000 per employee.  The Company has not recorded a liability for this contingency as it has not determined what the future of these operations will be and is not able to ascertain how many employees would request their severance, as opposed to retaining their recall rights, should they become eligible for severance in the future.  Therefore, the likelihood, timing, and extent of any potential liability is not determinable.

In addition to the hourly employees on lay-off due to production curtailments, there are approximately 135 hourly employees who are on lay-off at the Company’s Elk Falls, Port Alberni, and Powell River mills due to restructuring initiatives announced in prior quarters.  These employees are entitled to rights of recall in the range of 12 to 42 months from the last day worked, but at any time may forfeit their rights of recall in exchange for severance payment.  If all affected employees exercise their severance rights at some point in favour of their recall rights, the Company estimates that the total severance payments would be approximately $5 million.  The Company has not recorded a liability for this contingency as the likelihood, timing, and extent of any potential liability is not determinable.

11.	Subsequent event

CIT Business Credit Canada Inc. (“CITBCC”) is the agent of the Company’s $330 million ABL Facility.  CITBCC is jointly owned by Canadian Imperial Bank of Commerce (“CIBC”) and CIT Group, Inc. (“CIT”).  On November 1, 2009, CIT filed for Chapter 11 bankruptcy protection from creditors in the United States and announced a pre-packaged plan of reorganization for CIT and a subsidiary that will restructure its debt and streamline its capital structure; none of CIT’s operating subsidiaries were included in this filing.

While the Company understands that CITBCC has separate and adequate funding, the Company had considered it prudent to draw under its ABL Facility.  The amount of $25 million has been drawn since July 2009 and is included in the $90.6 million of cash the Company had as at September 30, 2009.

CITBCC’s commitment is $125 million of the $330 million ABL Facility.  Failure by any lender to fund its rateable share does not relieve the other lenders of their obligations to fund their rateable shares.   The ABL Facility structure also incorporates a cash management line of $25 million with Royal Bank of Canada and a US revolving facility of $30 million with JPMorgan Chase Bank, N.A.  Other than $4.4 million (US$4.1 million) in letters of credit applied against the US revolving facility, these facilities are undrawn at present, such that the Company should retain access to these facilities notwithstanding any challenges faced by CITBCC in meeting its funding commitments under the ABL Facility.